UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 26)
Potash Corporation of Saskatchewan Inc.
(Name of Subject Company)
Potash Corporation of Saskatchewan Inc.
(Name of Persons Filing Statement)
Common Shares, no par value
(Title of Class of Securities)
73755L107
(CUSIP Number of Class of Securities)
William J. Doyle
President and Chief Executive Officer
Potash Corporation of Saskatchewan Inc.
122 – 1st Avenue South, Suite 500
Saskatoon, Saskatchewan, Canada S7K 7G3
(306) 933-8500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Persons Filing Statement)
Copies to:

Robert A. Profusek Philip S. Stamatakos Jones Day 222 East 41st Street New York, New York 10017 (212) 326-3939	William Braithwaite Stikeman Elliott 5300 Commerce Court West 199 Bay Street Toronto, Ontario, Canada M5L 1B9 (416) 869-5500
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 26 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on August 23, 2010 (as amended or supplemented, the “Statement”) by Potash Corporation of Saskatchewan Inc., a corporation organized under the laws of Canada (“PotashCorp” or the “Company”). The Statement relates to the offer (the “BHP Offer”) by BHP Billiton Development 2 (Canada) Limited (“BHP”), a corporation organized under the laws of Canada and a wholly owned indirect subsidiary of BHP Billiton Plc, to purchase all of the issued and outstanding common shares, no par value (the “Common Shares”), of PotashCorp, together with the associated common stock purchase rights.
Items 4 and 8.
     Items 4 and 8 of the Statement are hereby amended and supplemented by adding the following information:
     On November 10, 2010, PotashCorp filed a revised redacted version of the first amended complaint (the “Amended Complaint”) to the complaint filed by PotashCorp on September 22, 2010 against BHP Billiton Limited, BHP Billiton Plc, and BHP Billiton Development 2 (Canada) Limited in the United States District Court for the Northern District of Illinois. The revised redacted version of the Amended Complaint is filed as Exhibit (a)(38) hereto and is incorporated herein by reference.
Item 9. Exhibits.
     Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(38)	First Amended Complaint filed by PotashCorp on October 28, 2010 in the United States District Court for the Northern District of Illinois.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  November 11, 2010

POTASH CORPORATION OF SASKATCHEWAN INC.
By:	/s/ Joseph Podwika
	Name:	Joseph Podwika
	Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(38)	First Amended Complaint filed by PotashCorp on October 28, 2010 in the United States District Court for the Northern District of Illinois.